Pricing Term Sheet

August 1, 2016

Union Pacific Corporation

Reopening of 2.750% Notes due 2026 issued March 1, 2016

Issuer:	Union Pacific Corporation

Ratings (Moody’s / S&P):	A3 / A*

Principal Amount:

$150,000,000

The notes offered hereby constitute a further issuance of, and will be consolidated with, the $500,000,000 principal amount of 2.750% notes due 2026 issued March 1, 2016. Upon completion of this offering the aggregate principal amount of notes outstanding will be $650,000,000.

Trade Date:	August 1, 2016

Settlement Date:	August 8, 2016 (T+5)

Maturity:	March 1, 2026

Interest Payment Dates:	March 1 and September 1, commencing on September 1, 2016

Coupon:	2.750%

Price to Public:	103.959% of Principal Amount, plus accrued and unpaid interest from March 1, 2016

Yield to Maturity:	2.276%

Benchmark Treasury:	UST 1.625% due May 15, 2026

Benchmark Treasury Price / Yield:	101-2+ / 1.506%

Spread to Benchmark Treasury:	+77 basis points

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to December 1, 2025, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 20 basis points plus accrued and unpaid interest to the date of redemption.

Par Call:	At any time on or after December 1, 2025, at 100% plus accrued and unpaid interest to the date of redemption.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP / ISIN:	907818 EH7/ US907818EH70

Denominations:	$1,000 x $1,000

Concurrent Debt Offering:	The Issuer is also offering $300,000,000 of 3.350% Senior Notes due 2046.

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847, calling J.P. Morgan Securities LLC, collect at 1-212-834-4533 or calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322.

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